

Mail Stop 3720

September 18, 2009

Mr. Peter D. Thompson
Executive Vice President and Chief Financial Officer
Radio One, Inc.
5900 Princess Garden Parkway, 7th Floor
Lanham, Maryland 20706

> **RE:** **Radio One, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009, as amended April 30, 2009**
>
> **Forms 10-Q for the quarterly periods ended March 31, 2009**
> **and June 30, 2009**
> **File No. 000-25969**

Dear Mr. Thompson:

We have reviewed your response letter dated August 31, 2009 and have the following additional comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended December 31, 2008

Compensation Discussion and Analysis, page 40

1. We note your response to comment 11 from our letter dated August 6, 2009, related to the increase in Mr. Liggins' annual base salary in 2008 and his $1.0 million "signing bonus." Since the amount of the "signing bonus" was based upon a determination by the Compensation Committee that Mr. Liggins was underpaid for the three years prior to his 2008 employment agreement, and since the Compensation Committee determined that Mr. Liggins' increased salary of $980,000 "reflected current market compensation for comparable positions paid by other companies in the radio broadcast industry," please disclose his actual compensation as a percentile of the peer group data for the relevant years.

2. We note your response to comment 11 from our letter dated August 6, 2009, related to the company's $4.8 million "make-whole" payment to Mr. Liggins in 2008. Please expand your disclosure to further discuss the specifics of the loan provided to Mr. Liggins in 2001 so that investors can understand the purpose of the loan and the Compensation Committee's determination that "the out-of-pocket interest payments resulted in Mr. Liggins in effect working for a net negative compensation over than period." For example, specifically disclose the following:

    - whether the purchase of the shares by Mr. Liggins was required by the company or was a voluntary purchase on the part of Mr. Liggins;
    - the initial loan amount;
    - the annual interest rate;
    - when and how much principal and interest payments were made by Mr. Liggins;
    - how many shares of the company's stock Mr. Liggins purchased with the proceeds of the loan and at what price per share;
    - if any, the remaining principal balance of the loan

3. Disclose whether the company deferred payment of the "make-whole" payment to Mr. Liggins to meet the company's cash flow needs and to maintain debt covenant compliance. We note that, in January 2009, the Named Executive Response Team recommended company-wide salary reductions and shorter work weeks as a cost-saving initiative and that the named executive officers agreed to seven percent salary reductions for 2009.

TV One Award

4. Expand your disclosure in your compensation discussion and analysis to disclose the potential dollar amount of the award made to Mr. Liggins characterized as the "TV One Award". Tell us what consideration you have given to valuing the award for purposes of reporting it in the executive compensation tables.

2008 Individual Performance Reviews and Performance-Based Annual Bonus Decisions

5. We note your response to comment 12 from our letter dated August 6, 2009. Please disclose the threshold, target and maximum amounts payable to executives as cash bonus awards in the event each specific performance-based financial objective is not met, is achieved, or in the alternative exceeded. We note your disclosure that no performance-based bonus awards were made on a company-wide basis in 2008.

Executive Compensation, page 42

Summary Compensation Table, page 42

6. Revise your disclosure in the table to include the performance-based bonus paid to Mr. Mayo in the amount of $5,000 for fiscal year 2008. We note your disclosure in your response letter on page A-7 that Mr. Mayo earned a performance-based bonus for fiscal year 2008 in the amount of $5,000 that will be paid during fiscal year 2010. Please disclose amounts awarded as bonus and amounts awarded under non-equity incentive plans in the year earned rather than in the year paid. Refer to Item 402(c)(2)(iv) and Instruction 1 to Item 402(c)(2)(vii) of Regulation S-K.

7. We note your disclosure in your proposed compensation discussion and analysis that the company may award cash bonuses to named executive officers upon the achievement of certain pre-established individual and company performance goals. In addition, we note your disclosure in past company filings that the company has awarded bonuses to named executive officers upon the achievement of pre-established performance objectives. However, we note that you characterize awards made upon the achievement of pre-established performance objectives as "Bonus" awards in the Summary Compensation Table for fiscal years 2006 and 2007. It appears that amounts that you have characterized as bonus awards to your executive officers are based on satisfaction of performance targets that were pre-established and communicated to your executives. Therefore, it appears that you should report these awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

2008 Grants of Plan-Based Awards

8. Notwithstanding the fact that you did not pay performance-based bonuses for 2008, please provide information regarding your non-equity incentive plan awards in the Grants of Plan-Based Awards table.

9. We note your disclosure provided in response to comment 15 from our letter dated August 6, 2009. Expand your proposed disclosure to include a brief, narrative description of the material terms of any award reported in the table. Refer to Item 402(e)(1)(iii) of Regulation S-K.

Outstanding Equity Awards at 2008 Fiscal Year-End, page 42

10. We note your response to comment 22 from our letter dated August 6, 2009. As previously requested, please provide <u>separate disclosure</u> of outstanding option awards and outstanding stock awards in the tabular format required by Item 402(f)(1) of Regulation S-K.

Options Exercises and Stock Vested

11. We note your response to comment 16 from our letter dated August 6, 2009. Please tell us how you arrived at the amount disclosed under the column, "Value Realized on Vesting $." According to Instruction to Item 402(g)(2) of Regulation S-K, the aggregate dollar amount realized by the named executive officer upon the vesting of stock is computed by multiplying the number of shares of stock (25,000) by the market value of the underlying shares on the vesting date. The closing price of your stock on August 5, 2008, the partial vesting date, was $1.57. Please reconcile.

Non-qualified Deferred Compensation—2008, page 42

12. We note your response to comment 24 from our letter dated August 6, 2009. Please disclose the "specified amount" of Ms. Hughes' salary and bonus that she may defer. Also disclose the time frame in which the deferred compensation is payable upon the specified events.

Potential Payments upon Termination or Change in Control, page 43

13. We note your response to comment 25 from our letter dated August 6, 2009. Please include in the table the deferred compensation payble to Ms. Hughes upon death, disability, retirement or termination.

2008 Director Compensation, page 43

14. We note your response to our prior comment 27 from our letter dated August 6, 2009. Please revise your footnote disclosure to reflect the grant date fair value of each equity award computed in accordance with FAS 123R and the aggregate number of option awards outstanding at fiscal year end for <u>each director</u>.

Please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Chris Simpson, Esq.
       Associate General Counsel
       Radio One, Inc.
       Via Facsimile: (301) 306-9638